Exhibit (r)(2)

Code of Ethics

Background

Investment advisers are fiduciaries that owe their undivided loyalty to their clients. Investment advisers are trusted to represent Clients’ interests in many matters, and advisers must hold themselves to the highest standard of fairness in all such matters.

Rule 204A-1 under the Advisers Act requires each registered investment adviser to adopt and implement a written code of ethics that contains provisions regarding:

•	The adviser’s fiduciary duty to its clients;

•	Compliance with all applicable Federal Securities Laws;

•	Reporting and review of personal Securities transactions and holdings;

•	Reporting of violations of the code; and

•	The provision of the code to all supervised persons.

Policies and Procedures

Adoption of CAZ Investments LP Code of Ethics

At all times, CAZ GPSA and its Team Members must comply with the spirit and the letter of the Federal Securities Laws and the rules governing the capital markets. It is the policy of CAZ GPSA to adopt and refer to the CAZ I Code of Ethics (the “CAZ I Code”) as written and maintained in the CAZ I Compliance Manual (the “CAZ I Manual”). For more information please refer to the specific CAZ I policies and procedures.

CCO Review

The CAZ GPSA CCO shall receive and review the CAZ I Manual on at least an annual basis. Any questions or concerns pertaining to the CAZ I Code shall be brought to and discussed with the CAZ I CCO. Further, the CAZ I CCO will deliver any material changes made to the CAZ I Manual to the CAZ GPSA CCO.